Exhibit 99.1

Apollomics, Inc. Company Operational Continuity Update Your publication date and time will appear here. | Source: Apollomics Inc.

FOSTER CITY, Calif., Oct. 13, 2025 (GLOBE NEWSWIRE) — Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), today announced the following company operational update.

Apollomics is a clinical-stage biotechnology company advancing innovative oncology therapies to transform the treatment landscape for patients with few or no options. With a pipeline of nine product candidates across 11 programs, including six in clinical development, the Company is focused on tackling some of the most challenging cancers, such as lung cancer, brain cancer, and other solid tumors. Apollomics’ strategic approach combines targeted therapies, immuno-oncology, and novel mechanisms of action designed to overcome resistance and deliver meaningful clinical outcomes. The Company is currently conducting a global Phase 2 trial of APL-101 (vebreltinib), a promising targeted therapy that has seen positive results from clinical trials involving over 280 patients. With its late-stage clinical trial status and its history of positive patient developments, APL-101 represents a core investment of Apollomics that must be continued and further developed.

On August 28, 2025, the Company, citing financial concerns, announced on Form 6-K (the “August 28 Announcement”) that it “expected” to discontinue all clinical trial activities related to APL-101 (vebreltinib) (also known as SPARTA) and that it intended to seek shareholder approval to wind up the Company’s business.

On September 3, 2025 (the “September 3 Funding”), the Company announced on Form 6-K that it had received $4.1 million PIPE investments from certain investors and appointed a new board of directors (the “Current Board”). The Current Board subsequently appointed a new management team, led by Hung-wen (Howard) Chen (“Howard Chen”), as Chief Executive Officer, and Yi-kuei (Alex) Chen (“Alex Chen”), as Chief Operating Officer, and Peter Lin, as Chief Financial Officer.

With additional funding and new leadership, the Company has reversed its wind-up plans. Apollomics is continuing pre-existing operations and advancing the global development and commercialization of its intellectual property assets, such as APL-101 (vebreltinib). Although the former Board and management of Apollomics had announced that they “expect[ed]” to discontinue the SPARTA clinical trials associated with APL-101, there has been no stoppage, and under its current management, Apollomics aims to complete the clinical trials. Promptly after the September 3 Funding, the Company’s new management team began notifying its clinical research organizations (“CROs”) and licensing partners (including its CRO associated with the SPARTA trials of vebreltinib (Sofpromed Investigación Clínica, S.L.), its CRO and licensing partner in China (Beijing Avistone Pharmaceuticals Biotechnology Co., Ltd), and its licensing partner in Taiwan (LaunXP Biomedical Co., Ltd.)) about the leadership transition and continuity of operations and clinical trials. All contracts with the Company’s current CROs are fully paid and up to date.

The Company has developed a comprehensive business plan for the next 12 months to ensure continued operations and strengthen its clinical development programs. Apollomics remains committed to the ongoing global multi-country, multi-center SPARTA clinical trial of APL-101 (vebreltinib). This program is important for maximizing the therapeutic potential of vebreltinib across multiple tumor types and to support regulatory submissions in the U.S., EU, and other major markets. In addition, the Company intends to leverage Chinese APL-101 (vebreltinib) approvals for MET-amplified NSCLC and GBM, obtained via its CRO and licensing partner in China, to pursue regulatory submissions in Southeast Asia, the Middle East, and other potential emerging markets outside of China.

Apollomics currently has 12 full time employees. Apollomics expects total headcount to reach 15 by October 31, 2025į. Apollomics believes that the current headcount is sufficient to maintain clinical trials and operations. Apollomics also intends to reduce headcount in China and re-allocate headcount to the U.S. and Taiwan.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib, are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States, China, member states of the European Union, Taiwan and other jurisdictions affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2024, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward- looking statements, except to the extent required by applicable law.